HighCape Capital Acquisition Corp.

452 Fifth Avenue, 21st Floor

New York, NY 10018

May 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason L. Drory

Re:	HighCape Capital Acquisition Corp. (CIK No. 0001816431)
Registration Statement on Form S-4/A (File No. 333-253691)

Ladies and Gentleman:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, HighCape Capital Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 3:00 p.m. Eastern Standard Time on May 14, 2021, or as soon thereafter as practicable.

Should you have any questions regarding this letter, please do not hesitate to contact David Johansen at (212) 819-8509 or Joseph Chung at (212) 819-7818 of White & Case LLP, counsel to the Company.

[Signature Page Follows]

Sincerely,

HIGHCAPE CAPITAL ACQUISITION CORP.

By:	/s/ Matt Zuga
Name: Matt Zuga
Title: Chief Financial Officer

Signature Page to Acceleration Request (HighCape Capital Acquisition Corp.)